FuelCell Energy 3 Great Pasture Road Danbury, CT 06810 www.fuelcellenergy.com

March 6, 2025

Via EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street N.E. Washington, D.C. 20549

Attention:	Ms. Erin Donahue
Ms. Erin Purnell

Re:	Acceleration of Effective Date

FuelCell Energy, Inc.
Registration Statement on Form S-3 (File No. 333-274971)

Post-Effective Amendment No. 2 to Registration Statement on Form S-3

Filed December 27, 2024

Post-Effective Amendment No. 3 to Registration Statement on Form S-3

Filed March 5, 2025

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), FuelCell Energy, Inc. (the “Company”) hereby requests that the effective date of the Registration Statement on Form S-3 (File. No. 333-274971) (as amended, the “Registration Statement”) be accelerated so that the Registration Statement becomes effective under the Securities Act at 4:30 P.M. Eastern Time on March 10, 2025 or as soon as practicable thereafter.

The Company respectfully requests that you notify Ms. Megan A. Odroniec of Foley & Lardner LLP of such effectiveness by a telephone call to (813) 225-4117.

Sincerely,

FUELCELL ENERGY, INC.

By:	/s/ Michael S. Bishop
Name:	Michael S. Bishop
Title:	Chief Financial Officer and Treasurer

cc:	Jason Few, Chief Executive Officer and President
Joshua Dolger, General Counsel and Corporate Secretary